UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Scopus Video Networks Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.40 Per Share (Title of class of securities)	M8260H 10 6 (CUSIP number)

Amir Philips
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

May 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. M8260H  10  6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,035,223
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,035,223
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,035,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.57%
14	TYPE OF REPORTING PERSON: CO

        The statement on Schedule 13D filed on January 18, 2007 (the “Schedule 13D”), relating to ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”) of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Issuer”), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

        The Reporting Person purchased the Shares because it determined that such shares represent an attractive investment opportunity. The Reporting Person monitors the Issuer’s business, operating results and financial position and depending on market conditions and its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person is considering the acquisition of additional securities of the Issuer.

        From June 2006 through October 2006, the Reporting Person held discussions with members of the Issuer’s management, certain of the Issuer’s representatives and the board of directors of the Issuer to discuss a possible negotiated business transaction with the Issuer. No further discussions were held with the Issuer’s management since October 2006. The Reporting Person reserves the right to contact the Issuer’s board of directors, management or representatives again in the future to discuss a possible negotiated business transaction.

        In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders and the Issuer matters that may be of common concern. No agreements, arrangements or understandings exist between the Reporting Person and third parties with respect to the foregoing.

        On May 31, 2007, pursuant to Section 66(b) of the Israeli Companies Law of 1999 (the “Companies Law”), the Reporting Person requested from the Issuer that Mr. Hilman, a member of the board of directors of the Reporting Person, appear as a director nominee in the proxy statement to be distributed by the Issuer in connection with its next annual general meeting. Section 66(b) of the Companies Law allows any shareholder of an Israeli corporation that holds at least one percent of the voting rights in the general meeting of such corporation to submit a proposal to be included in the proxy statement of such corporation. The proposal can be excluded by the corporation if the proposal is not a proper subject for action by shareholders. Additionally, the Reporting Person requested that the Issuer provide to the Reporting Person certain financial information required by the Reporting Person in order to comply with its disclosure obligations under applicable laws. A copy of the request is filed as Exhibit 99.1 to this Amendment No. 1.

        Except as set forth in this Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Form of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future. Annex A of the Schedule 13D is hereby amended and restated as attached.

Item 5.	Interest in Securities of the Issuer.

        Item 5(a) of the Schedule 13D is amended as follows:

        (a) Optibase is the direct beneficial owner of 3,035,223 Ordinary Shares or approximately 22.57% of the outstanding Ordinary Shares of the Issuer, based on 13,446,817 Ordinary Shares outstanding as disclosed in Item 7A of the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 12, 2007. Other than as described above, to the best knowledge of the Reporting Person, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

        Item 7 of the Schedule 13D is amended as follows:

Exhibit Number	Description

99.1	Letter dated May 31, 2007 from the reporting person to the Issuer

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer May 31, 2007

ANNEX A

Controlling Persons, Executive Officers and Directors of Optibase Ltd.

Set forth below is the name, the present principal occupation or employment and citizenship of the controlling person and each director and executive officer of Optibase Ltd. (“Optibase”). Unless otherwise indicated, each person identified below is employed by Optibase. The principal address of Optibase, and unless otherwise indicated below, the current business address for each individual listed below, is 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel.

Name, Position with Optibase and Business Address	Present Principal Occupation or Employment	Citizenship
Tom Wyler President, Chief Executive Officer, Executive Chairman of the Board of Directors and Controlling person	President, Chief Executive Officer and Executive Chairman of the Board of Directors of Optibase	Switzerland
Amir Philips Chief Financial Officer	Chief Financial Officer of Optibase	Israel
David Sackstein Vice President Research and Development	Vice President Research and Development of Optibase	Israel
Adam Schadle President of Optibase Inc. and Vice President of Sales North and South America	President of Optibase Inc. and Vice President of Sales North and South America of Optibase	USA
Yaron Comarov Vice President of Operations	Vice President of Operations of Optibase	Israel
Orna Gil-Bar Vice President of Human Resources	Vice President of Human Resources of Optibase	Israel
Meir Sudry Vice President of Professional Services and Projects	Vice President of Professional Services and Projects of Optibase	Israel
Udi Shani Executive Vice President of International Sales	Executive Vice President of International Sales of Optibase	Israel
Yossi Aloni Vice President of Marketing	Vice President of Marketing of Optibase	Israel
Dana Tamir Director	Chief Operations Officer of Comverse MMS, 29 Habarzel St., Tel Aviv 69710, Israel	Israel
Chaim Labenski Director	Private investor	Israel
Alex Hilman Director	Partner in Hilman & Co., 126 Igal Alon St., Tel Aviv 67443, Israel	Israel
Gil Weiser Director	Director of Fundtech Ltd., ClickSoftware Technologies Ltd. and Chief Executive Officer of Orsus Solutions Israel Ltd., 3 Haplada St., Or Yehuda 60218, Israel	Israel